                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                      For the month of September 30, 1999

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                       Form 20 F [X]       Form 40 F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934)

                              Yes [ ]       No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NYMOX PHARMACEUTICAL CORPORATION


                                            --------------------------------
                                                       (Registrant)

Date: November 15, 1999

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the third quarter of 1999.

In July, Nymox made a presentation at the annual meeting of the American Association for Clinical Chemistry in New Orleans. Results of double-blind clinical trials involving more than 200 patients confirmed that AD7C(TM), a painless urine test for Alzheimer's Disease (AD) developed by Nymox Pharmaceutical Corp., is highly accurate and has significant clinical usefulness. The studies showed that urinary AD7C(TM) is an accurate marker for AD, and that urinary AD7C(TM) correlates strongly with cerebrospinal fluid AD7C(TM), the Nymox paper reported. The spinal fluid test has been previously shown to be 85% to 90% accurate, with post-mortem verification, in confirming the presence of Alzheimer's Disease. The clinical studies also demonstrated that first-morning urine for AD7C(TM) is as accurate as 24-hour urine AD7C(TM).

Normal age-matched control subjects tested negative with urinary AD7C(TM), the paper also reported, confirming that the AD7C(TM) test reliably produces acceptably few false positive readings. Nymox's AD7C(TM) urine test was performed on samples from patients with AD and from age-matched control subjects with and without other neurological diseases. The urine test was compared with results from cerebrospinal fluid AD7C(TM) tests on the same subjects. First morning urine samples were compared with 24-hour urine samples. Urine and spinal fluid samples were provided by independent physicians from multiple centers in the U.S. and were tested without knowledge of diagnosis, the paper reported.

Clinical Laboratory News, the leading professional journal for clinical laboratories, published by the American Association for Clinical Chemistry, has described the AD7C(TM) test offered by Nymox Pharmaceutical Corp. as "a successful in vitro diagnostic" to aid physicians in the diagnosis of AD. The test was the subject of an article in the publication's September 1999 issue, "Diagnosing Alzheimer's Disease; Promising New Test May be a Marker" (Vol. 25, Number 9, pages 4-6). The Clinical Laboratory News article described the AD7C(TM) test as an effective alternative to other tests that have been marketed for Alzheimer's disease. Another test exists for a specific gene, but it is meaningful only to a small minority of patients with a specific and rare form of early-onset Alzheimer's disease, the article noted. An available alternative, a spinal tap test for beta-amyloid protein, is "plagued by overlap between AD and non-AD patients," the article said. AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and other individuals involved with clinical chemistry and other clinical laboratory science-related disciplines.

Nymox announced, in September, that initial key validation studies of the company's new "7C Gold" test had been successfully completed. The company's new "7C Gold" test is a unique proprietary urine test that measures neuronal thread protein, a distinctive protein that is selectively increased in the brain, spinal fluid and urine of individuals with Alzheimer's disease.

The new patented "7C Gold" test uses special gold particles in a liquid phase system. The test will be manufactured in a format that requires no special expertise to execute and that will provide rapid results that are easy to read. The test has been designed for widespread use, in the doctor's office or in the clinical lab setting. The new technological breakthrough is the outcome of a strategic collaboration in 1999 between Nymox's new head office assay development team and an expert team from Serex Inc. (Maywood, New Jersey). The new technology utilizes materials licensed by Nymox from Harvard University, the Massachusetts General Hospital and the Research Center at Rhode Island Hospital and

Brown University School of Medicine, and is based on the fundamental research discoveries and worldwide patents licensed to Nymox.

Nymox Pharmaceutical Corp. was invited to present data on its new Alzheimer's disease test at a meeting of the National Institute on Aging on Sept. 28 in Bethesda. At the Imaging and Biological Markers for Diagnosis and Progression of Alzheimer's Disease Meeting, the company presented new data on its 7C Gold test. There was also an invited speech on the fundamental biology of the brain protein detected by Nymox's test, given by Dr. S. de la Monte of Brown University.

Nymox announced in October that a method for treating Alzheimer's Disease to which it has certain proprietary rights showed promise in early studies conducted by Dr. Ben Wolozin, M.D., Ph.D., of the Loyola University Medical Center in Chicago, IL. Dr. Wolozin has licensed the commercial rights to his discoveries in this area to Nymox.

Dr. Wolozin presented the results of a study tracking the rates of Alzheimer's Disease among some 50,000 patients at three major U.S. medical centers at the annual meeting of the Society for Neuroscience in Miami Beach, FL, on October 24, 1999. "We found that the rate of Alzheimer's Disease for patients taking two kinds of a type of an anti-cholesterol known as statin, lovastatin (Mevacor) and pravastatin (Pravachol), was reduced by 60 percent to 73 percent compared to a total patient population or compared to patients taking other medications typically used to treat cardiovascular disease or hypertension," said Dr. Wolozin. "Our studies suggests that these two drugs may protect against Alzheimer's Disease."

This appears to be the first time that a statin drug has been demonstrated in a large study to be associated with reduced Alzheimer's Disease incidence. The reduction in the rate of Alzheimer's Disease among the patients taking these two drugs is greater than other proposed therapeutics for the disease investigated to date. An additional positive feature is that these drugs are FDA approved, in common medical use, and well-tolerated by patients.

FINANCIAL RESULTS

Sales revenues for the nine months ended September 30, 1999 increased to US$120,120 compared to US$40,800 for the same period in 1998. The increase is attributable to the launch of the AD7C(TM) urine test. Net losses amounted to US$2,370,900 for the period ending September 30, 1999, or US$0.11 per share, compared to US$3,755,301, or US$0.18 per share, for the same period in 1998.

Research & Development expenses in the third quarter of 1999 were US$265,567 compared to US$630,122 for the same period last year. Marketing expenses during this quarter were US$199,895, compared to US$615,099 for the third quarter last year. General and Administrative expenses were US$360,973 in the third quarter of 1999 compared to US$91,310 for the same period last year.


Paul Averback MD - President
November 15, 1999

                      Consolidated Financial Statements of
                                  (Unaudited)

                        NYMOX PHARMACEUTICAL CORPORATION

                Periods ended September 30, 1999, 1998 and 1997

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997

FINANCIAL STATEMENTS
     Consolidated Balance Sheets .........................        1
     Consolidated Statements of Earnings .................        2
     Consolidated Statements of Deficit ..................        3
     Consolidated Statements of Cash Flows ...............        4
     Notes to Consolidated Financial Statements ..........        5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 1999 and 1998, with comparative figures as at December 31, 1998 (in Canadian dollars)

                                    September 30,   September 30,   December 31,
                                        1999            1998           1998
                                    -------------   -------------   ------------
                                     (Unaudited)     (Unaudited)     (Audited)
Assets

Current assets:
   Cash                                 $  663,415    $  837,253  $    714,298
   Short-term investments                  262,350     2,942,572     2,113,907
   Accrued interest                         22,641       119,262        46,082
   Receivable from a financial
     institution                           410,000            --       637,500
   Accounts receivable                      60,822        56,042        74,653
   Notes receivable                        265,075       278,024       273,995
   Research tax credits receivable          24,923         5,347         5,778
   Other receivables                            --        26,000        43,028
   Prepaid expenses                        146,740            --            --
                                       -----------   -----------   -----------
                                         1,855,966     4,264,500     3,909,241

Capital assets                           1,610,772     1,606,675     1,846,979
                                       -----------   -----------   -----------
                                       $ 3,466,738   $ 5,871,175   $ 5,756,220
                                       ===========   ===========   ===========

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and
   accrued liabilities                 $   275,667   $    89,166   $   434,440

Shareholders' equity:
   Capital stock                        24,410,480    21,831,103    23,011,556
   Deficit                             (21,219,409)  (16,049,094)  (17,689,776)
                                       -----------   -----------   -----------
                                         3,191,071     5,782,009     5,321,780
                                       -----------   -----------   -----------
                                       $ 3,466,738   $ 5,871,175   $ 5,756,220
                                       ===========   ===========   ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in Canadian dollars)

                                         Three months ended September 30,              Six months ended September 30,
                                     ----------------------------------------    -----------------------------------------
                                         1999          1998           1997           1999           1998           1997
                                    -----------    -----------    -----------    -----------    -----------    -----------
Revenues:
   Service fees                     $    27,004    $    26,762    $        --    $   178,496    $    60,135    $    18,927
   Interest                              16,524         88,838         25,386         42,416        187,464         46,855
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                         43,528        115,600         25,386        220,912        247,599         65,782

Expenses:
   Research and development             389,693        924,641      1,026,682      1,241,011      2,198,823      2,039,761
   Less investment tax credits          (17,279)       (13,315)       (46,500)       (19,145)       (18,662)      (144,500)
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                        372,414        911,326        980,182      1,221,866      2,180,161      1,895,261
   General, administrative and
     cost of sales                      529,692        133,988         77,645      1,305,242        608,894        470,783
   Marketing                            293,326        902,597        370,512      1,057,545      2,570,594      1,442,639
   Depreciation and amortization         71,013         41,659         40,834        168,138        128,230        119,781
   Interest and bank charges             11,351         18,073          5,310         14,558         22,649         11,070
                                    -----------    -----------    -----------    -----------    -----------    -----------
                                      1,277,796      2,007,643      1,474,483      3,767,349      5,510,528      3,939,534

Gain on disposal of capital assets           --             --             --        (67,379)            --             --
                                    -----------    -----------    -----------    -----------    -----------    -----------
Net loss                            $(1,234,268)   $(1,892,043)   $(1,449,097)   $(3,479,058)   $(5,262,929)   $(3,873,752)
                                    ===========    ===========    ===========    ===========    ===========    ===========
Loss per share                      $     (0.06)   $     (0.10)   $     (0.08)   $     (0.17)   $     (0.27)   $     (0.21)
                                    -----------    -----------    -----------    -----------    -----------    -----------
Weighted average number of common
     shares outstanding              19,932,804     19,592,274     18,631,783     19,847,612     19,239,411     18,234,967
                                    ===========    ===========    ===========    ===========    ===========    ===========

See  accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in  Canadian dollars)


                                      Three months ended September 30,                    Nine months ended September 30,
                               ---------------------------------------------       ---------------------------------------------
                                   1999             1998            1997               1999             1998            1997
                               ------------     ------------     -----------       ------------     ------------     -----------
Deficit, beginning of period   $(19,985,141)    $(14,157,051)    $(8,007,365)      $(17,689,776)    $(10,703,165)    $(5,472,710)

Net loss                         (1,234,268)      (1,892,043)     (1,449,097)        (3,479,058)      (5,262,929)     (3,873,752)

Share issue costs                        --               --        (121,000)           (50,575)         (83,000)       (231,000)
                               ------------     ------------     -----------       ------------     ------------     -----------
Deficit, end of period         $(21,219,409)    $(16,049,094)    $(9,577,462)      $(21,219,409)    $(16,049,094)    $(9,577,462)
                               ============     ============     ===========       ============     ============     ===========

See  accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in Canadian dollars)

                                          Three months ended September 30,               Nine months ended September 30,
                                   -------------------------------------------     -------------------------------------------
                                       1999            1998            1997            1999            1998            1997
                                   -----------     -----------     -----------     -----------     -----------     -----------
Cash flows from operating
 activities:
     Net loss                      $(1,234,268)    $(1,892,043)    $(1,449,097)    $(3,479,058)    $(5,262,929)    $(3,873,752)
     Items not involving cash:
          Depreciation and
          amortization                  71,013          41,659          40,834         168,138         128,230         119,781
          Gain on disposal of
          capital assets                    --              --              --         (67,379)             --              --
     Net change in non-cash
      operating working
      capital items                   (197,982)       (156,387)       (119,645)         (7,938)       (447,270)       (286,320)
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                    (1,361,237)     (2,006,771)     (1,527,908)     (3,386,237)     (5,581,969)     (4,040,291)

Cash flows from financing
 activities:
     Issuance of capital stock         642,499              --              --       1,398,924       7,474,471       4,549,463
     Share issue costs                      --              --        (121,000)        (50,575)        (83,000)       (231,000)
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                       642,499              --        (121,000)      1,348,349       7,391,471       4,318,463

Cash flows from investing
 activities:
     Additions to capital assets       (87,278)        (90,359)        (41,119)       (137,457)       (317,022)       (256,155)
     Proceeds on disposal
      of capital assets                     --              --              --         272,905              --              --
                                   -----------     -----------     -----------     -----------     -----------     -----------
                                       (87,278)        (90,359)        (41,119)        135,448        (317,022)       (256,155)
                                   -----------     -----------     -----------     -----------     -----------     -----------

(Decrease) increase in cash  and
 short-term investments               (806,016)     (2,097,130)     (1,690,027)     (1,902,440)      1,492,480          22,017

Cash and short-term investments,
 beginning of period                 1,731,781       5,876,955       4,218,971       2,828,205       2,287,345       2,506,927
                                   -----------     -----------     -----------     -----------     -----------     -----------

Cash and short-term investments,
 end of period                     $   925,765     $ 3,779,825     $ 2,528,944     $   925,765     $ 3,779,825     $ 2,528,944
                                   ===========     ===========     ===========     ===========     ===========     ===========

Supplemental disclosure to
 statement of cash flows:
     Income taxes paid             $        --     $        --     $        --     $        --     $        --     $        --
     Interest paid                      11,351          18,073           5,310          14,558          22,649          11,070
                                   ===========     ===========     ===========     ===========     ===========     ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in Canadian dollars)

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital.

The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock
Market.

1.   BASIS OF PRESENTATION:

     (a)  Consolidation:

     The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

     (b)  Interim financial statements:

     The unaudited consolidated balance sheets as at September 30, 1999 and 1998, and the unaudited consolidated statements of earnings and deficit and cash flows for the periods ended September 30, 1999, 1998 and 1997 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in  Canadian dollars)

2.    CANADIAN/U.S. REPORTING DIFFERENCES:

      (a)  Consolidated statements of earnings:

           The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                        Three months ended September 30,                  Nine months ended September 30,
                                  --------------------------------------------      -------------------------------------------
                                      1999            1998            1997              1999            1998            1997
                                  ------------    -----------     -----------       -----------     ------------    -----------
Net loss, Canadian GAAP           $(1,234,268)    $(1,892,043)    $(1,449,097)      $(3,479,058)    $(5,262,929)    $(3,873,752)

Adjustments:
     Amortization of patents          (26,066)        (16,429)        (12,322)          (72,082)        (46,418)        (36,967)
                                  ------------    ------------    ------------      -----------     -----------     -----------
Net loss, U.S. GAAP               $(1,260,334)    $(1,908,472)    $(1,461,419)      $(3,551,140)    $(5,309,347)    $(3,910,719)
                                  ===========     ===========     ===========       ===========     ===========     ===========
Loss per share, US GAAP           $     (0.06)    $     (0.10)    $     (0.08)      $     (0.18)    $     (0.28)    $     (0.21)
                                  ===========     ===========     ===========       ===========     ===========     ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1999, 1998 and 1997
(in Canadian dollars)

2.   CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

                                             September 30,          December 31,
                                        -------------------------   ------------
                                          1999       1998             1998
Shareholders' equity, Canadian GAAP     $ 3,191,071   $ 5,782,009   $ 5,321,780

Adjustments:
     (i)  Amortization of patents:
            Cumulative effect to
              beginning of the period      (255,216)     (180,139)     (180,139)
            Current period                  (72,082)      (46,418)      (75,077)
                                        -----------    -----------   -----------
                                           (327,298)     (226,557)     (255,216)

     (ii) Stock-based compensation:
            Cumulative effect to
              beginning of period       (1,148,500)     (742,000)     (742,000)
            Current period                      --            --      (406,500)
                                        ----------    ----------    ----------
                                        (1,148,500)     (742,000)   (1,148,500)
                                        ----------    ----------    ----------
Increase in deficit                     (1,475,798)     (968,557)   (1,403,716)
                                        ----------    ----------    ----------
Shareholders' equity, U.S. GAAP         $1,715,273    $4,813,452    $3,918,064
                                        ==========    ==========    ==========

3.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

                                                                       United
                                                   Canada              States
                                                 ----------          ----------
Revenues:
     1999                                        $   42,416          $  178,496
     1998                                           187,464              60,135
     1997                                            46,855              18,927

Net loss:
     1999                                        (2,597,630)           (881,428)
     1998                                        (1,958,719)         (3,304,210)
     1997                                        (2,049,373)         (1,824,379)

Identifiable assets:
     September 30, 1999                           2,900,575             566,163
     September 30, 1998                           5,160,095             711,080
     December 31, 1998                            4,940,335             815,885
                                                 ==========          ==========